NEWS RELEASE

SHAW ANNOUNCES 8% INCREASE IN DIVIDENDS TO $1.10 PER ANNUM

Calgary, Alberta (January 14, 2014) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has increased the equivalent annual dividend rate to $1.10 on its Class B Non-Voting Participating Shares and $1.0975 on its Class A Participating Shares. This represents an increase of 8% or $0.08 per share. Shaw’s dividends are declared and paid on a monthly basis and this increase will commence March 28, 2014. Based on the January 13, 2014 closing stock price, the new dividend rate represents a yield of 4.3% on the Class B Non-Voting Participating Shares.

With this increase in the dividend rates, Shaw’s Board of Directors declared monthly dividends of $0.091667 on the Class B Non-Voting Participating Shares and $0.091458 on the Class A Participating Shares, payable on each of March 28, April 29 and May 29, 2014 to holders of record at the close of business on March 14, April 15 and May 15, 2014, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive a particular dividend unless they are holders of record on the applicable record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.2 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca